ALLEGHANY CORPORATION

1411 Broadway

New York, New York 10018

                    October 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation

Form 10-K for the Fiscal Year December 31, 2016

Filed February 22, 2017

File Number: 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 16, 2017, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”), and in connection with Alleghany’s response letter dated September 15, 2017 (the “September Response Letter”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2016 Form 10-K. All references in the following information to page numbers in the 2016 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2016 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2016 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

6. Liability for Loss and LAE

(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1.	We have the following observations regarding the paid and incurred loss tables you provided in response to prior comment 1 of our June 9, 2017 letter:

•	Loss development can deviate materially between D&O, E&O, general liability and medical malpractice and all other lines. For example:

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•	From 2010 to 2011, reserves for the 2008 accident year developed favorably by approximately $47 million for all other lines but unfavorably of approximately $30 million for D&O, E&O, general liability and medical malpractice.

•	From 2015 and 2016:

•	reserves for the 2010 accident year developed favorably by approximately $4 million for all other lines and $22 million for D&O, E&O, general liability and medical malpractice.

•	reserves for the 2014 accident year developed unfavorably by approximately $3 million for all other lines but favorably by approximately $24 million for D&O, E&O, general liability and medical malpractice.

•	Claims duration is significantly different between D&O, E&O, general liability and medical malpractice and all other lines. For example, approximately 80% of claims incurred for an accident year for all other lines appear to be paid within three years versus over eight years for D&O, E&O, general liability and medical malpractice.

These observations indicate that aggregation of your Reinsurance Segment – Casualty & Other appears to obscure meaningful trending information for investors about the magnitude, timing and uncertainty of cash flows associated with the liability for incurred losses and LAE. As a result, we believe that further disaggregation as provided in your response is necessary. Refer to ASC 944-40-50-4H. Please confirm to us that you will revise your disclosures in future filings, accordingly.

RESPONSE: In response to the Staff’s comment, Alleghany confirms that in our future Reports on Form 10-K, we will revise our annual Liability for Loss and LAE disclosures to further disaggregate the Reinsurance Segment – Casualty & Other substantively in the form as shown in the September Response Letter.

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Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
Senior Vice President and chief financial officer

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